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                              February 26, 2021

       Adam Berk
       Chief Executive Officer
       Stem Holdings, Inc.
       2201 NW Corporate Blvd., Suite 205
       Boca Raton, FL 33431

                                                        Re: Stem Holdings, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed February 12,
2021
                                                            File No. 333-251897

       Dear Mr. Berk:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 4, 2021 letter.

       Amendment No. 3 to Registration Statement on Form S-1

       General

   1. We note your revisions in response to prior comment 1. Please provide us with an analysis of your basis for
determining that your offering of units can be registered as a primary offering. In this
regard, it appears that you may have offered and sold the units and constituent securities
to investors. To the extent that there are any funds held in escrow to pay for the securities,
please address that in your analysis.
   2. We note your revisions in the Common Stock Purchase Warrant filed as Exhibit 4.1 and the Subscription
Agreement filed as Exhibit 10.1 in response to prior comment 3 that the exclusive forum
provisions in these agreements do not apply to actions arising under the
                                                        Securities Act or
Exchange Act, but we do not see any disclosure in the prospectus.
 Adam Berk
Stem Holdings, Inc.
February 26, 2021
Page 2
      Please revise your risk factor disclosure to include a discussion of the risks associated with an exclusive forum provision, such as increased costs to investors to bring a claim
      and the potential to discourage claims or limit an investors    ability
to bring a claim in a
      judicial forum that they find favorable. Please also revise the prospectus to disclose that these exclusive forum provisions do not apply to actions arising under the Securities Act or Exchange Act.
       Please contact Ada D. Sarmento at 202-551-3798 or Joe McCann at 202-551-6262 with any questions.



                                                            Sincerely,
FirstName LastNameAdam Berk
                                                            Division of
Corporation Finance
Comapany NameStem Holdings, Inc.
                                                            Office of Life
Sciences
February 26, 2021 Page 2
cc:       Robert L. B. Diener, Esq.
FirstName LastName